Exhibit 99.1

Press Release

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION.

THIS IS NOT A PUBLIC OFFER TO THE HOLDERS OF SWEDISH DEPOSITORY RECEIPTS OR SHARES IN MILLICOM.

Atlas Investissement statement regarding media reports

23 May 2024, Paris // In light of media reports, Atlas Investissement (“Atlas”) announces that it is exploring a potential all cash tender offer for Millicom securities. In connection with such preliminary efforts, Atlas is exploring financing options to support an offer price of 24.0 USD per common share, and its SEK equivalent per SDR.

Given the preliminary nature of these efforts, Atlas cannot guarantee that an offer will materialize.

Media enquiries	Atlas Investissement
Cornelia Schnepf, FinElk	contact@atlas-investissement.com
Cornelia.Schnepf@finelk.eu	www.atlas-investissement.com

+44 7387 108 998

Louise Tingström, FinElk

Louise.tingstrom@finelk.eu

+44 7899 066995

About Atlas Investissement

Atlas Investissement is a wholly-owned subsidiary of NJJ Holding, an investment vehicle indirectly held by Xavier Niel, a recognised entrepreneur and major long-term investor in the telecoms sector across several European and African markets. Xavier Niel has investments in the telecoms sector in nine countries in Europe with nearly 50 million active subscribers combined and more than 10 billion euros of revenues.

Atlas Investissement is independent of iliad Group and iliad Holding.